April 26, 2013

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-8561

Attention:    Ms. Mara L. Ransom

Re:	General Finance Corporation Registration Statement on Form S-1 Filed April 2, 2013 File No. 333-187687

Form 10-K for the Fiscal Year Ended June 30, 2012
Filed September 17, 2012
File No. 001-32845

Dear Ms. Ransom:

This letter is being submitted in response to comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) by letter dated April 24, 2013 with respect to the Registration Statement on Form S-1 filed by General Finance Corporation (the “Company”) with the SEC on April 2, 2013 (the “Form S-1”) and the Form 10-K for the Fiscal Year Ended June 30, 2012 filed by the Company with the SEC on September 17, 2012 (the “10-K”). The numbering of the paragraphs below corresponds to the numbering in the comment letter, the text of which is incorporated into this response letter for convenience.

Concurrently with the delivery of this letter, the Company respectfully advises the Staff that it filed via EDGAR Amendment No. 1 to Registration Statement on Form S-1 (the “Amendment”) reflecting the changes made in response to the Staff’s comments. Three copies of the Amendment and a copy of the Amendment, marked to show changes since the Form S-1, are enclosed for your convenience.

Staff Comments and Company Responses

Registration Statement on Form S-1

General

1.	Please revise the registration statement to include all information required by Form S-1, including filing of the required exhibits, and complete all blanks in the registration statement, subject to applicable exemptions. Please also confirm to us your understanding that we will require sufficient time to review such information before declaring the registration statement effective.

39 East Union Street — Pasadena, California 91103 — 626.584.9722

The Company respectfully advises that in response to the April 24, 2012 comments of the Staff, the Company has revised the registration statement to include all information required by Form S-1, including filing the required exhibits, and completed all blanks in the registration statement, subject to applicable exemptions. The Company confirms its understanding that the Staff will require sufficient time to review such information before declaring the registration statement effective.

2.	Please revise the registration statement to make any necessary conforming changes resulting from our comments on your Form 10-K for fiscal year ended June 30, 2012.

The Company respectfully advises that in response to the April 24, 2012 comments of the Staff, the Company does not believe that any conforming changes to the registration statement are required as result of the Staff’s comments to the Company’s Form 10-K for the fiscal year ended June 30, 2012.

Forepart of Registration Statement

3.	We note that you checked the box indicating that the offering will be pursuant to Securities Act Rule 415. Please tell us which paragraph of Rule 415(a)(1) you intend to rely on for the offering. If you intend for the offering to be pursuant to Rule 415, then please add the applicable undertakings required by Item 512(a) of Regulation S-K in Part II, Item 17 of the registration statement. If you do not intend for the offering to be pursuant to Rule 415, then please uncheck the aforementioned box.

The Company respectfully advises that in response to the April 24, 2012 comments of the Staff, the offering will not be undertaken pursuant to Securities Act Rule 415 and will revise the forepart of the registration statement accordingly by un-checking the above-referenced box.

The Offering, Page 9

Ranking, Page 10

4.	Consistent with the disclosure you have provided in your risk factor on page 30, please quantify the amount of debt to which the Series C Preferred Shares ranks junior.

The Company respectfully advises that in response to the April 24, 2012 comments of the Staff, the Company revised the registration statement to quantify the amount of debt to which the Series C Preferred Shares rank junior.

Underwriting, page 111

5.	Please disclose the nature of the obligation of the underwriter(s) to take the Series C Preferred Shares. See Item 508(a) of Regulation S-K and the instruction thereto. If the underwriting arrangement is a “best efforts” arrangement, then please also include the disclosure required by Item 501(b)(8) of Regulation S-K on the prospectus cover page.

The Company respectfully advises that in response to the April 24, 2012 comments of the Staff, the Company will revise the registration statement to disclose the “firm committment” arrangement with the underwriter and to include the disclosure required by Item 501(b)(8).

Item 17. Undertakings, page II-8

6.	Please include the undertaking required by Item 512(a)(6) of Regulation S-K.

39 East Union Street — Pasadena, California 91103 — 626.584.9722

The Company respectfully advises that in response to the April 24, 2012 comments of the Staff, the Company revised the registration statement to include the undertaking required by Item 512(a)(6) of Regulation S-K.

Form 10-K for the Fiscal Year Ended June 30, 2012

General

7.	We note that you provide earnings releases for each quarter as well as a separate earnings release related to Royal Wolf within various Form 8-Ks. We also note that you have provided certain financial information in presentations to investors throughout the year. We note that included within these press releases and presentations are several measures that appear to be non-GAAP financial information. As examples, but not an exhaustive list, we note you have presented EBITDA, EBIT, Adjusted EBITDA, Adjusted EBITDA separately for Royal Wolf and Pac-Van, NPATA, NPAT, Trading EBITDA, and free cash flow. Please tell us where you have defined each of these non-GAAP measures and any others presented and reconciled them to the most closely related GAAP measure. We only see where you have provided this information for Adjusted EBITDA at the consolidated level. Refer to Item 10(e)(1)(i) of Regulation S-K.

The Company respectfully undertakes, in response to the April 24, 2012 comments of the Staff, that in future filings the Company will not include any non-GAAP financial information without a reconciliation to the most closely related GAAP measure. With respect to periodic filings related to the financial results of Royal Wolf, we have enclosed the Half-Year Report on Form 4D and the Preliminary Final Report on Form 4E of Royal Wolf Holdings for your reference, as discussed with the Staff on April 25, 2013.

In responding to the Staff’s comment, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * *

The Company respectfully requests the Staff’s assistance in completing the review of this response letter at its earliest convenience. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to the undersigned at (626) 584-9722 x1008.

Sincerely,

/s/ Christopher A. Wilson
Christopher A. Wilson General Finance Corporation General Counsel & Vice President

cc:	Ronald F. Valenta, General Finance Corporation

39 East Union Street — Pasadena, California 91103 — 626.584.9722